VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Post-Effective Amendment filed on December 30, 2022, to the Registration Statement on Form S-1(Registration No. 333-222974).

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, RenovaCare, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Post-Effective Amendment, filed on December 30, 2022, (the “Post-Effective Amendment”) to its Registration Statement on Form S-1 (Registration No. 333-222974).

This request for withdrawal of the Post-Effective Amendment is due to the fact that it was not correctly tagged. No securities have been sold pursuant to the Post-Effective Amendment.

For clarity, the Registrant is making no request with respect to its Registration Statement on Form S-1 (Registration No. 333-222974), or any amendments or supplements thereto (other than the Post-Effective Amendment).

If you have any questions regarding this application for withdrawal, please contact me at (604) 418-3077 or Joseph Sierchio, our legal counsel, at (212) 246-3030.

RenovaCare, Inc.

By: /s/ Harmel S. Rayat

Name: Harmel S. Rayat

Title: Chief Executive Officer